Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL

August 26, 2021
Re:	Valens Semiconductor Ltd. Amendment No. 2 to Registration Statement on Form F-4 Filed August 24, 2021 File No. 333-257176

Mr. Sergio Chinos

Mr. Thomas Jones

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Chinos and Mr. Jones,

On behalf of Valens Semiconductor Ltd., an Israeli corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated August 26, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting it together with this response letter (“Amendment No. 3”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the revised Registration Statement.

General

1.

Please file as an exhibit a revised opinion that does not include the assumption about the warrant agreement mentioned in the fourth paragraph on page 1 of Exhibit 5.2 or advise why the assumption is appropriate.

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Response: In response to the Staff’s comment, the Company respectfully notes that the assumption regarding the due authorization, execution and delivery of the warrant agreement referenced in Exhibit 5.2 relates to matters of Israeli corporate law. The Company has filed with this Amendment No. 3 a revised version of Exhibit 5.1 that covers the warrant agreement such that the assumption made in Exhibit 5.2 is appropriate.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Gideon Ben-Zvi, Chief Executive Officer
Brian Wolfe
Davis Polk & Wardwell LLP
Daniel Espinoza
Jocelyn M. Arel
Goodwin Procter LLP

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